Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended
Subject Company: Gemplus International S.A.
Commission File No. 000-31052
Date: February 14, 2006
On February 14, 2006, Axalto Holding N.V. made the following material available on its website. On February 13, 2006, a French language version was made available on the website of the Autorité des Marchés Financiers, the French stock market regulator.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
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Summary of the principal terms of the combination of Axalto and Gemplus
A merger of equals
•	On December 6, 2005 in Amsterdam, The Netherlands, Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”) entered into a Combination Agreement (the “Combination Agreement”) governed by French law under the terms of which the two companies agreed to a merger of equals.

•	The combination between Axalto and Gemplus will create Gemalto N.V. (“Gemalto”), a world leader in the digital security market.

•	The Boards of Directors of each company unanimously approved this combination of equals. The two largest shareholders of Gemplus, the American investment firm Texas Pacific Group (“TPG”) and certain Quandt family entities (the “Quandt Entities”), also approved this combination and have also entered into the Combination Agreement.

•	The combination will be completed in two distinct, successive steps:
•	an increase in the share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities (approximately 43.7% of the share capital of Gemplus);

•	followed by a voluntary public offer launched by Axalto for the balance of the Gemplus shares that Axalto (which will have then changed its name to Gemalto) will not already hold (approximately 56.3% of the share capital of Gemplus).
The following is a summary of the principal terms of the combination, including the structure of the transaction, shareholders approvals, Gemalto’s governance and management, the conditions precedent to the combination and the restrictions on third-party offers.
The First Step — Increase in the share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities (approximately 43.7% of the share capital of Gemplus)
•	TPG and the Quandt Entities have each respectively signed with Axalto a contribution agreement under which terms they have irrevocably agreed to contribute to Axalto, upon the satisfaction of the conditions precedent described below, the entirety of the Gemplus shares that they hold, approximately 25.3% and 18.4% respectively. The contribution of these shares will be in exchange for Axalto shares issued through an increase in the share capital of Axalto reserved to TPG and the Quandt Entities which will be carried out at the exchange ratio of 2 new Axalto shares for 25 contributed Gemplus shares.

•	Immediately prior to the contributions in kind, Gemplus is to make a distribution of part of its available reserves in an amount of 0.26 euro per Gemplus share which will benefit TPG and the Quandt Entities as shareholders of Gemplus, as it will benefit the other shareholders of Gemplus.

•	These contributions in kind will still be completed even if the Gemplus Board of Directors receives an unsolicited third-party offer in the meantime, determines that the terms of the aforementioned offer are more favorable than those of the combination with Axalto and then decides to recommend to the Gemplus shareholders that they tender their Gemplus shares to the aforementioned offer.

The Second Step — Launching by Axalto of a voluntary public offer for the balance of the Gemplus shares (approximately 56.3% of the share capital)
•	Upon the completion of the increase of the share capital of Axalto discussed above, Axalto, which will have then changed its name to Gemalto, will offer all the other Gemplus shareholders or holders of Gemplus American depositary shares to exchange their shares or their American depositary shares for Gemalto shares at the same exchange ratio as the contributions in kind discussed above, 2 new Axalto shares for 25 tendered Gemplus shares.

•	Shareholders of Gemplus will be able to exchange their Gemplus shares for Gemalto shares during the entire duration of the exchange offer.
Shareholder approvals
•	The Combination Agreement requires each of Axalto and Gemplus to hold a shareholders meeting in connection with the combination.

•	The Axalto shareholders meeting, which occurred on January 31, 2006, has already approved the combination. To view the agenda of this shareholders meeting, click here: http://www.axalto.com/Company/Governance/EGM_meeting_2006.asp. To read the press release regarding the outcome of this shareholders meeting, click here: http://www.axalto.com/Company/press/news.asp?id=395.

•	The Gemplus shareholders meeting will be held on February 28, 2006. The Gemplus shareholders will be asked to approve, under certain conditions, the distribution of reserves discussed above and the restructuring of the Gemplus Board of Directors. TPG and the Quandt Entities have undertaken to vote in favor of the resolutions submitted to this shareholders meeting.
Gemalto’s governance and management
•	Immediately following the completion of the increase in share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities, the Axalto Board of Directors, which will have then changed its name to Gemalto, will consist of 11 members, as follows:
•	the current Chief Executive Officer of Gemplus;

•	the current Chief Executive Officer of Axalto;

•	four independent directors from the current Axalto Board;

•	one independent director from the current Gemplus Board;

•	two representatives of TPG;

•	one representative of the Quandt Entities; and

•	one director jointly proposed by Axalto and Gemplus.

•	The Combination Agreement provides that the following individuals will hold the following positions with Gemalto:

•	Alex Mandl:	Executive Chairman*

•	Olivier Piou:	Chief Executive Officer

•	Charles Desmartis:	Chief Financial Officer

•	Frans Spaargaren:	Chief Administrative Officer

*	For a term of 18 months beginning on the date of completion of the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities to Axalto
Conditions precedent
The parties to the Combination Agreement have entered into the agreement on the combination of Axalto and Gemplus subject to the satisfaction, by no later than October 31, 2006, of conditions precedent which include:
•	the approval by the Axalto shareholders meeting of the combination, which was obtained on January 31, 2006 (to view the agenda of this shareholders meeting, click here: http://www.axalto.com/Company/Governance/EGM_meeting_2006.asp; to read the press release regarding the outcome of this shareholders meeting, click here: http://www.axalto.com/Company/press/news.asp?id=395);

•	the approval by the Gemplus shareholders meeting, which will be held on February 28, 2006, of the distribution of reserves discussed above and the restructuring of the Gemplus Board of Directors;

•	the approval of the combination by the competition authorities, including the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the Directorate General for Competition of the European Commission pursuant to Council Regulation (EC) no. 139/2004 of January 20, 2004 on the control of concentrations between undertakings;

•	the performance by each of the parties to the Combination Agreement of their obligations and the reiteration of the representations made under the terms of the Combination Agreement as of the date of the completion of the increase of the share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities; and

•	the absence of a material adverse change affecting, inter alia, the business or results of operations of Axalto or Gemplus.
All the conditions precedent described above having been satisfied, the completion of the increase of the share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities will occur the same day as the filing by Axalto with the Autorité des marchés financiers of the public exchange offer for the balance of the Gemplus shares.
Third-party offers
The parties to the Combination Agreement are prohibited from soliciting or engaging in discussions with third parties concerning other acquisition offers, except that the Boards of Directors of Axalto and

Gemplus may, to the extent obligated under applicable law, consider and recommend for approval an unsolicited third-party offer that the Board of Directors of Axalto or Gemplus, as the case may be, determines is superior to the combination. Even if this were to occur, the increase of the share capital of Axalto through the contribution in kind of the entirety of the Gemplus shares held by TPG and the Quandt Entities and the distribution by Gemplus of reserves in the amount of 0.26 euro per Gemplus share, subject to the satisfaction of the conditions precedent, would still occur.
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About Axalto
Axalto is a joint stock company (naamloze vennoostschap) incorporated in The Netherlands with headquarters in Amsterdam, The Netherlands, and its address is Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, Amstel Business Park, Amsterdam, The Netherlands, registered with the Chamber of Commerce and Industry for the Amsterdam region under the number 27255026.
Axalto operates its business and exercises its knowledge base principally in the area of secure plastic cards. The company is primarily present in two lines of business which are, on the one hand, the chip card business, including in particular the products, applications and the related services for the fixed and mobile telephone industry, the financial services industry as well as applications for the public sector, and, on the other hand, the point-of-sale terminals business.
Axalto’s shares are listed on Euronext Paris S.A.’s Eurolist.
No shareholder or group of shareholders acting in concert controls Axalto as of this date and, to the knowledge of the company, no shareholder other than Fidelity Funds Sicav holds more than 5% of the share capital of Axalto. Fidelity Funds Sicav has declared to the autorité néerlandaise des marchés finaciers (Autoriteit Financiële Markten) that it crossed the threshold of 5% of the share capital of Axalto on November 21, 2005 and declared on that date that it held 5.26% of the share capital and voting rights of the company. The float of Axalto represents approximately 93% of its share capital, the employees hold around 1.30% of the share capital in investment funds available through their company savings plan and the directors and management hold around 0.30% of the share capital.
About Gemplus
Gemplus is a joint stock corporation (société anonyme) incorporated in Luxembourg with headquarters at 46a, avenue J.F. Kennedy, L — 1855 Luxembourg, listed in the register of business and companies of the Grand Duchy of Luxembourg under the number B 73 145.
Gemplus also operates its business in the area of secure plastic cards. It is present in the telecommunications industry, including products, applications and related services for fixed and mobile telephony, the financial services industry and the personal identification market and security applications based on chip card technology.
Gemplus’ shares are listed on Euronext Paris S.A.’s Eurolist as well as on the Nasdaq National Market, represented by American depositary shares.

TPG and the Quandt Entities are the two largest shareholders of Gemplus owning, respectively, 25.3% and 18.4% of its share capital. TPG and the Quandt Entities do not act in concert as defined by article L. 233-10 of the French Code de commerce in relation to Gemplus and are not connected by any private agreement. To the knowledge of Axalto, no other shareholder holds more than 5% of the share capital of Gemplus, except Groupe Dassault and Nordea 1 Value Funds which each hold, respectively, an interest slightly greater than 5% of the share capital of the company. The float of Gemplus represents around 45% of its share capital.
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Important information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws.
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org). Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce sectors; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main segments; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.